UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Relocation of Geneva Headquarters and Entry into Commercial Lease Agreement

SEALSQ Corp ("SEALSQ" or the "Company") announced that the Company and WISeKey SA (collectively, the "Tenants"), acting jointly and severally, entered into a commercial lease agreement on January 29, 2026 (the "Lease") with Swiss Life AG (the "Landlord") for new headquarters office space located at Esplanade de Pont-Rouge 4-6, 1212 Grand-Lancy, Geneva, Switzerland. The Company expects to relocate its headquarters to the new premises in August 2026.

Material Terms of the Lease

The leased premises consists of approximately 1,545 square meters of office space. The Lease has a ten-year term commencing August 1, 2026 and expiring July 31, 2036, with a five-year renewal option exercisable upon notice to the Landlord by July 31, 2035. The Tenants have a one-time early termination right exercisable on July 31, 2031, upon 12 months' prior notice and payment of a CHF 386,250.00 indemnity.

Total annual gross rent, including ancillary costs and VAT, is approximately CHF 1,015,383.30, subject to 100% indexation to the Swiss Consumer Price Index. The Landlord has granted the Tenants a six-month rent-free period and a one-time tenant improvement contribution of CHF 386,250.00.

The foregoing summary of the Lease does not purport to be complete and is qualified in its entirety by reference to the full text of the Lease, a copy of the English translated version is filed as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit
No.	Description

99.1	Lease Agreement dated January 29, 2026 (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer